Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 37

(to Prospectus dated August 5, 2022)

MSP RECOVERY, INC.

Up to 6,369,856 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 1,652,127 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement no. 37 amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 6,369,856 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued or issuable to certain Selling Securityholders (the “Total Resale Shares”), as follows:

•
up to 1,208,840 shares of Class A Common Stock issued or issuable to the Selling Securityholders, including the Sponsor (as defined below), upon the exercise of up to 325,000 Private Warrants (as defined below) and up to 755,200,000 New Warrants (as defined below), and the resale from time to time of such New Warrants. The Private Warrants were originally included in the Private Units (as defined below) issued in a private placement simultaneously with the Company.
•
up to 9,200 shares of Common Stock issued to certain Selling Securityholders, including the Sponsor, in connection with the Business Combination (as defined below) upon conversion of the Founder Shares (as defined below). The Founder Shares were originally issued at a price of $3.125 per share.
•
up to 1,040 shares of Class A Common Stock included in the Private Units, which were originally issued to certain Selling Securityholders, including the Sponsor, together with the Private Warrants at a price of $250.00 per unit.
•
up to 5,068,749 shares of Class A Common Stock exchangeable for Up-C Units originally issued to certain Selling Securityholders, including the Members (as defined below), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined below) or issuable pursuant to the terms of existing contracts.
•
up to 80,036 shares of Class A Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and

Opco pursuant to the terms of the Business Combination. Such Selling Securityholders paid no cash consideration for such Up-C Units or the underlying shares of Common Stock.
•
up to 1,991 shares of Class A Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts. Such Selling Securityholders paid no cash consideration for such shares of Common Stock.

In addition, this prospectus relates to the issuance by us of up to 1,652,127 shares of our Class A Common Stock issuable upon exercise of warrants as follows:

•
7,252 shares of Class A Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined below), which were originally issued in the initial public offering of units of the Company at a price of $250.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one Public Warrant. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.0625 per share. Because the exercise price of the Public Warrants is only $0.0625 per share, we believe holders of the Public Warrants will likely exercise their Public Warrants. However, given the low exercise price, we would only receive nominal proceeds (less than $500) therefrom.
•
1,644,875 shares of Class A Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants (as defined below), which were originally distributed to stockholders of the Company without charge as a dividend pursuant to the terms of the Business Combination. The New Warrants have an exercise price of $7,187.50 per share. The exercise price of the New Warrants are highly dependent on the price of our Class A Common Stock and the spread between the exercise price of the New Warrants and the price of our Common Stock at the time of exercise. If the market price for our Class A Common Stock is less than $7,187.50 per share, we believe warrant holders will be unlikely to exercise their New Warrants. The last reported sale price of the Class A Common Stock, as indicated below, is currently significantly below the $7,187.50 per share exercise price. There is no guarantee therefore that holders will exercise the New Warrants, and in any event, even if holders exercise New Warrants, we will not retain any proceeds from the exercise of the New Warrants, as described below. We do not expect to rely on the cash exercise of the New Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in this prospectus to continue to support our operations. See “The Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On July 15, 2025, the closing price of Common Stock was $0.9897 per share, the closing price of our Public Warrants was $0.0308 per warrant and the closing price of our New Warrants was $0.0024 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 37 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 16, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 16, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on November 14, 2023, MSP Recovery, Inc. (the “Company”) entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville up to $250 million of its shares of common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the shares of common stock to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of common stock to Yorkville under the SEPA except in connection with notices that may be submitted by Yorkville, in certain circumstances as described below.

In connection with the SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.75 million (the “Pre-Paid Advances”). In 2023, the Company issued two Convertible Notes to Yorkville for a combined principal amount of $10 million, resulting in net proceeds of $9.48 million, and in 2024 the Company issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On June 26, 2025, the Company issued a fourth Convertible Note for $0.75 million, resulting in net proceeds to us of $0.71 million.

On July 16, 2025, Yorkville agreed to make an additional advance pursuant to a fifth Convertible Note issued by the Company to Yorkville for $0.75 million, on terms substantially the same as the previous Convertible Notes, issued pursuant to the SEPA.

Yorkville may convert the Convertible Notes into shares of the Company’s common stock at a conversion price equal to the lower of the Fixed Price (as defined in each Convertible Note) or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the date of the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than the Floor Price of $1.00, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation.

In addition, Yorkville, in its sole discretion and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the SEPA requiring the issuance and sale of shares of common stock to Yorkville at the Conversion Price in consideration of an offset of the Convertible Notes (“Yorkville Advance”). Yorkville, in its sole discretion, may select the amount of any Yorkville Advance, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation or the amount of shares of common stock that are registered. As a result of a Yorkville Advance, the amounts payable under the Convertible Notes will be offset by such amount subject to each Yorkville Advance.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 2.03 of this Current Report on Form 8-K is incorporated herein by reference.

In the SEPA, Yorkville represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this Current Report on Form 8-K are being issued and sold by the Company to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Item 4.01 Changes in Registrant’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm

As part of recent cost-reduction initiatives, MSP Recovery, Inc. (the “Company”) initiated a competitive process to engage a new independent registered public accounting firm. The Company has solicited and evaluated bids from several accounting firms and has elected to engage Baker Tilly US, LLP (“Baker Tilly”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, beginning in the fiscal quarter ending September 30, 2025.

As a result, Deloitte & Touche LLP’s (“Deloitte”) engagement as the Company’s independent registered public accounting firm will end effectively following the review of the Company’s condensed consolidated financial statements as of and for the quarter ended June 30, 2025. Deloitte has served as the Company’s auditor since 2021. The decision to change the independent public accounting firm was approved by the audit committee of the Company’s board of directors (the “Audit Committee”).

The reports of Deloitte on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024, 2023, and 2022, did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph in its report related to the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024 describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern and an emphasis of matter paragraph in its reports related to the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024, and December 31, 2023 describing the Company’s intangible impairment analysis.

During the period from May 20, 2021 through July 16, 2025, the period during which Deloitte has been engaged as the Company’s (and its corporate accounting predecessor’s) independent registered public accounting firm, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements as defined in Item 304(a)(1)(iv) of Regulation S-K in connection with any reports it would have issued.

As disclosed in the Company’s Annual Report on Form 10-K for the period ending December 31, 2023, Management identified material weaknesses in the Company’s internal controls over financial reporting related to (a) human resources and payroll processes, and (b) accounting for contract terminations, including accounting for the termination of vendor service contracts. These material weaknesses were remediated as of December 31, 2024, as disclosed in the Company’s Annual Report on Form 10-K for the period ending December 31, 2024. The Audit Committee discussed the material weaknesses with Deloitte and the Company has authorized Deloitte to respond fully to inquiries of its successor concerning the material weaknesses. There were no other “reportable events” as such term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company has authorized Deloitte to respond fully to any inquiries of the Company’s new independent registered public accounting firm, Baker Tilly US, LLP (“Baker Tilly”), relating to its engagement as the Company’s independent registered public accounting firm. The Company provided Deloitte with a copy of the disclosures it is making in this Current Report on Form 8-K and requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter provided by Deloitte, dated July 16, 2025, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

(b) Appointment of New Independent Registered Public Accounting Firm

On July 11, 2025, the Board, acting by written consent, authorized and ratified the appointment of Baker Tilly as its new independent registered public accounting firm, which appointment became effective upon the entry of both the Company and Baker Tilly into a letter of engagement. Baker Tilly will begin its engagement with the review of the Company’s financial statements as of and for the fiscal quarter ended September 30, 2025.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
10.1	Yorkville SEPA (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on November 14, 2023)
10.2	Yorkville Convertible Note dated July 16, 2025
16.1	Letter of Deloitte & Touche LLP to the Securities and Exchange Commission dated July 16, 2025
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).
(di)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: July 16, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel